Exhibit 99(h)(37)


                         EXPENSE LIMITATION UNDERTAKING

                             ALLIANCEBERNSTEIN L.P.
                          1345 Avenue of the Americas
                            New York, New York 10105


                                                                October 30, 2015


AB Cap Fund, Inc.
1345 Avenue of the Americas
New York, New York 10105

Dear Sirs:

            AllianceBernstein L.P. herewith undertakes that for the Expense Limitation Period, as defined below, we shall cause the aggregate operating expenses of every character incurred by your AB Select US Long/Short Portfolio (the "Portfolio") (but not including (i) extraordinary expenses, (ii) interest expense, (iii) the fees and expenses of registered investment companies or series thereof in which the Fund invests ("Acquired Funds") other than investment advisory fees of Acquired Funds for which we serve as investment adviser) to be limited to 2.20% in the case of the Class A shares, 2.95% in the case of the Class C shares, 1.95% in the case of the Advisor Class shares, 2.45% in the case of the Class R shares, 2.20% in the case of Class K shares, 1.95% in the case of Class I shares, in each case of your aggregate average daily net assets (the "Limitation"). To determine the amount of the Fund's expenses in excess of the Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Limitation based on the number of days elapsed within the fiscal year of the Fund (the "Prorated Limitation"). The Prorated Limitation shall be compared to the expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded and accrued for the Fund's current day (the "Allowable Expenses"). If the expenses of the Fund for the current day exceed the Allowable Expenses, we shall be responsible for such excess and will for the current day (i) reduce our advisory fees and/or (ii) reimburse the Fund accordingly.

            For purposes of this Undertaking, the Expense Limitation Period shall mean the period commencing on December 12, 2015 and shall remain in effect until the effective date of the next Post-Effective Amendment to the Fund's Registration Statement on Form N-1A relating to the Fund (the "Registration Statement") incorporating the Fund's financial statement. The Expense Limitation Period and the Undertaking given hereunder will automatically be extended for additional one-year periods unless we provide you with at least 60 days' notice prior to the end of any Expense Limitation Period of our determination to modify or to terminate this Undertaking at the end of its then current period.

                   We understand and intend that you will rely on this Undertaking in preparing and filing the Registration Statement with the Securities and Exchange Commission, in accruing the Fund's expenses for purposes of calculating the Fund's net asset value per share and for other purposes and expressly permit you to do so.

                                               Very truly yours,

                                               ALLIANCEBERNSTEIN L.P.


                                               By:      /s/Emilie D. Wrapp
                                                        ------------------
                                                        Emilie D. Wrapp
                                                        Assistant Secretary